UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 22, 2022

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, March 22, 2022.

DAL N° 264/22

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Mercado Abierto Electrónico S.A. (Open Electronic Market)

Re.: Material fact. Tgs will expand its Midstream infrastructure investment in Vaca Muerta.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“tgs”), in order to report that, within the framework of the Vaca Muerta Midstream project (the “Project”), tgs executed an agreed minute which is complementary to the agreed minute executed with the Undersecretary of Energy, Mining and Hydrocarbons of the Province of Neuquén (Subsecretaría de Energía, Minería e Hidrocarburos de la Provincia del Neuquén) on April 3, 2018 (hereinafter the “Complementary Agreed Minute”) whereby the parties commit to granting TGS an extension of the transportation concession to build and operate the Project pipeline expanded North Tranche II, which will gather the off-spec natural gas production from several hydrocarbons fields located mainly in the Vaca Muerta formation (the “Expanded North Tranche II”).

It is worth mentioning that the execution of the Complementary Agreed Minute is subject to approval by the Provincial Executive Branch (Poder Ejecutivo Provincial) through the issuance of the corresponding Provincial Decree in the Official Gazette of the Province of Neuquén, as from which date it will come into effect.

The Expanded North Tranche II will extend from Los Toldos area (km 115.7 progressive) to El Trapial area (km 147.8 progressive) and will allow for the transportation of up to 17 million cubic meters per day of natural gas, with a length of 20 miles, a 30” diameter and a 97 kg/cm2 Higher Maximum Operating Pressure. The start-up of works is set for June 2023.

So therefore, tgs keeps consolidating its calling to provide efficient solutions to natural gas producers through large-scale infrastructure.

The investments made by tgs in Vaca Muerta allow for a leap in its midstream activities, thus consolidating its commitment to Argentina’s energy supply.

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: March 22, 2022.